EXHIBIT 99.1
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NEWS RELEASE

June 10, 2003

ARC ENERGY TRUST ANNOUNCES CLOSING OF SECONDARY TRUST UNIT OFFERING AND DEBENTURE OFFERING
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CALGARY, JUNE 10, 2003 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
announced the closing of the previously announced secondary offering of Trust Units and 8% Adjustable Convertible Unsecured Subordinated Debentures. The Trust will not receive any proceeds from the offering of Trust Units or debentures, but will benefit through a reduction in its outstanding indebtedness by virtue of the previously announced conversion of debentures to Trust Units. The underwriting syndicate for the secondary offering of Trust Units was led by CIBC World Markets Inc. and BMO Nesbitt Burns Inc. and included RBC Capital Markets, Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., FirstEnergy Capital Corp., Raymond James Ltd. and Dundee Securities Corporation. The secondary offering of the debentures was underwritten by CIBC World Markets Inc. and BMO Nesbitt Burns Inc.

The securities being offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or applicable exemption from the registration requirement of such Act. This news release does not constitute an offer to sell or the solicitation of an offer to buy securities.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

    For further information about ARC Energy Trust, please visit our website
                        www.arcresources.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600                                   Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9